Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2010 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2010 as compared to the three-month period ended September 30, 2009. This review was performed by management with information available as of November 11, 2010.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the evaluation of the profitability of the revenue contracts, amount owing to Elan Pharma International Limited (“Elan”) should the Company participate in the post Phase II development of ELND005 (AZD-103), the Company’s current cash projection which indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months, expected levels of losses in upcoming periods, the impact of ongoing preclinical development and clinical trials on research and development costs in fiscal 2011 and beyond, the impact of the Company’s International Financial Reporting Standards (“IFRS”) conversion project, and the expected level of general and administrative and amortization expense in fiscal 2011 and beyond.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Company’s annual MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”). Transition has also in-licensed a series of preclinical compounds from Eli Lilly and Company in the area of diabetes.

During fiscal 2011 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL). The study identified a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

TT-223 – Diabetes:

•

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. The up-front payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$180 million. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.6 million for post Phase II development costs incurred up to September 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.9 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at September 30, 2010 as the Company has not yet made a decision as to its participation.

Eli Lilly and Company

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset

Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study was a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluated both cognitive and functional endpoints, and each patient’s participation was planned to last approximately 18 months.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office

issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

Expenditures for the ELND005 (AZD-103) Program

During the three-month periods ended September 30, 2010 and 2009, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program (1)	Three-month period ended September 30, 2010	Three-month period ended September 30, 2009
Pre-clinical studies	$—	$—
Clinical studies	—	—
Manufacturing	5,762	10,460
Other direct research	21,767	22,194
Due to (from) Elan
Clinical studies	633,544	1,231,880
Manufacturing	1,390	102,460
Other direct research	71,807	147,160
Other	236,551	165,713

TOTAL	$970,821	$1,679,867

(1)

These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of $1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, TBI, ICH, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010 Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In well-established rodent models of chronic neuroinflammatory disorders, treatment with TT-301 reduced recruitment of activated microglia, reduced cerebral edema and improved motor skills and neurocognitive outcomes. The goal of intravenously administered TT-301 is to provide a short-term treatment, that following CNS injury, can reduce destructive glial cell derived inflammatory cycles, and their long-term neurotoxic effects.

In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 are novel, orally available, small molecule compounds that can suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Currently, Phase I enabling preclinical studies are being performed for oral forms of TT-302. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the three-month periods ended September 30, 2010 and 2009, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Three-month period ended September 30, 2010	Three-month period ended September 30, 2009
Pre-clinical studies	$156,275	$169,788
Clinical studies	235,323	—
Manufacturing	120,657	185,146
Other direct research	11,368	7,992

TOTAL	$523,623	$362,926

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Development of TT-401 and TT-402 For Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2010, the Company recorded a net loss of $4,330,163 ($0.19 per common share) compared to a net loss of $5,613,461 ($0.24 per common share) for the three-month period ended September 30, 2009. This decrease in net loss of $1,283,298 or 23% is due to significant decreases in research and development expenses and foreign exchange loss as well as reductions in general and administrative expenses, amortization, and interest income. The decrease in net loss is partially offset by a decrease in revenue as the deferred up-front payment from Lilly has been fully recognized at June 30, 2010.

Revenue

Revenue decreased $304,436 or 100% to nil for the three-month period ended September 30, 2010 as compared to $304,436 for the three-month period ended September 30, 2009. As the upfront payment related to the Company’s collaboration agreement with Lilly has been fully recognized at June 30, 2010, there is no revenue to be recognized during the first quarter of fiscal 2011.

At September 30, 2010, the Company continues to defer the $20,719,750 (US$20,000,000) received from Elan for licensing fees, upfront and milestone payments in connection with the collaboration to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Revenue from this collaboration will be recognized once the profitability of the arrangement can be reasonably determined.

Research and Development

Research and development expenses decreased to $2,293,588 for the three-month period ended September 30, 2010 from $3,076,069 for the three-month period ended September 30, 2009. The decrease of $782,481 or 25%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials and reduced option expenses. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds.

The Company anticipates that research and development expenses may increase during the second quarter of fiscal 2011 if the Company elects to participate in the announced Phase III clinical study for Alzheimer’s disease drug candidate ELND005 (AZD-103). Research and development costs are also expected to increase as the Company advances the clinical development of the TT-301/302 compounds and the compounds acquired from Lilly known as TT-401/402.

General and Administrative

General and administrative expenses decreased to $1,340,929 for the three-month period ended September 30, 2010 from $1,443,450 for the three-month period ended September 30, 2009. The decrease of $102,521 or 7% in general and administrative expenses is due to decreases in option expense and reduced accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed. The decreases have been partially offset by increased legal fees.

The Company anticipates that general and administrative expenses in the second quarter of fiscal 2011 will remain relatively consistent with the first quarter.

Amortization

Amortization for the three-month period ended September 30, 2010, decreased $21,544 or 3% to $670,127 as compared to $691,671 for the same period in fiscal 2010.

The decrease in amortization expense during the three-month period ended September 30, 2010 is due to the fact that certain intangible assets were written off during fiscal 2010. The decrease has been offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

The Company anticipates that amortization expense in the second quarter of fiscal 2011 will remain consistent with the first quarter.

Interest Income, Net

Interest income, net for the three-month period ended September 30, 2010, was $40,910 as compared to $77,271 for the same period in fiscal 2010, resulting in a decrease of $36,361. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as the low effective interest rates.

In the absence of additional financing, interest income is expected to decrease in the second quarter of fiscal 2011.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
Revenue	$—
Net loss (1)	$4,330,163
Basic and diluted net loss per common share	$0.19
2010
Revenue	$304,436	$987,828	$2,543,221	$668,407
Net loss (1)	$5,613,461	$6,055,627	$3,063,270	$4,576,552
Basic and diluted net loss per common share	$0.24	$0.26	$0.13	$0.20
2009
Revenue		$—	$—	$2,513,108
Net loss (1)		$4,873,270	$5,738,815	$6,729,610
Basic and diluted net loss per common share		$0.21	$0.25	$0.29

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, and the assets associated with the GHC sublicensing agreement, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Lilly agreement, interest income, corporate development costs and the closure of the U.S. operations in fiscal 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s collaboration agreement with Elan, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan have been initially recorded as deferred revenue. The Elan payments will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Significant assumptions used to estimate the profitability of the collaboration arrangement include the timing and amount of costs to be incurred to complete the clinical trials and the results of the clinical trials. Actual results could differ materially from the estimates made by management.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS. This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is substantially complete, pending future IFRS changes released by the IASB

	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified and presented to the Audit Committee

	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments are in the process of being quantified and this process is expected to be completed by December 31, 2010

	Prepare first financial statements and note disclosures under IFRS accounting standards	The Company has drafted their first financial statements under IFRS and these statements are in the process of being finalized and are expected to be completed by June 30, 2011

Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.

Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee

	Design, implement and test controls over IFRS data	Control procedures are in place and will be tested in the second quarter of fiscal 2011

Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process

Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices	Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website

Major Differences Identified

The Company has identified various IFRS standards below that differ from current accounting practices and that management expects may have a financial impact on its financial statements upon initial conversion. While the quantification of the financial impact has not been finalized at this time, the following narrative discussion provides insight into key elements of the Company’s consolidated financial statements that are expected to be impacted by the changeover to IFRS.

IFRS 1, First-time Adoption of International Financial Reporting Standards, is the standard that provides guidance for creating the Company’s first IFRS consolidated financial statements. The standard provides elective options in the opening balance sheet to allow financial information to be produced at a cost that does not exceed the benefits to users, and it provides mandatory exceptions to retrospective application of IFRS in certain circumstances to ensure the benefit of hindsight does not impact the integrity of historical information. At this time, the Company expects to apply the following IFRS 1 elections and exemptions in its opening balance sheet:

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IFRS 2, Share-based payments, encourages entities to apply the standard to all equity instruments issued, however, under IFRS 1, the Company may elect not to apply IFRS 2 to equity instruments issued prior to November 7, 2002 that were vested prior to the date of transition. The Company will make this election and apply IFRS 2 only to equity instruments that were issued after November 7, 2002 that had not vested prior to July 1, 2010. The Company currently uses a straight-line approach to amortization of stock-based compensation expense. Under IFRS 2, options that vest in installments are amortized accordingly in an accelerated format. In addition, the Company currently adjusts for forfeitures as they occur whereas IFRS 2 will require an estimate of forfeitures on initial recognition;

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IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The Company will elect to prospectively apply the standard such that all business combinations prior to July 1, 2010 will not be restated to comply with IFRS 3;

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IFRS 1 – Mandatory Exceptions, allow first time adopters to continue to use its Canadian GAAP estimates under IFRS, unless there is evidence that those estimates were in error. The Company will apply this exception and is in the process of reviewing its estimates to ensure compliance with IFRS. Based on the work performed to date, no differences are expected to arise.

Other Areas of Focus

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IAS 18 – Revenue Recognition: The Company is currently in the process of reviewing its license and collaboration contracts to assess the appropriate accounting treatment for the milestone payments under these contracts. Specifically the Company is assessing the milestone payment received from Elan which has been recorded as deferred revenue under Canadian GAAP. At the present time the Company has not concluded on what the appropriate revenue recognition treatment is for the payments received.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Company will be required to group its expenses on the income statement using a classification system based solely on function. The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets. The Company’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component. Comprehensive disclosures of related party transactions are required for each category of related party relationship. The Company currently does not consider management compensation as related party transactions. Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management continues to draft the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no substantive changes in the Company’s internal controls over financial reporting that occurred during the most recent interim period beginning July 1, 2010 and ending September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to September 30, 2010 of $150,174,335. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments and the Company’s working capital position were $24,220,485 and $22,619,225 respectively, at September 30, 2010, a decrease from June 30, 2010 balances of $27,077,855 and $25,868,484 respectively. The decrease is primarily the result of operating expenditures incurred during the three-month period ended September 30, 2010. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities and amounts due to/from Elan and Lilly. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations as of September 30, 2010 are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$200,948	$184,474	$—	$—	$385,422
Collaboration agreements	$9,261	$—	$—	$—	$9,261
Clinical and toxicity study agreements	$1,193,437	$—	$—	$—	$1,193,437
Manufacturing agreements	$1,335,267	$—	$—	$—	$1,335,267

TOTAL	$2,738,913	$184,474	$—	$—	$2,923,387

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at November 11, 2010, the Company has 23,217,599 common shares outstanding.

Stock Options

As at November 11, 2010, the Company has 2,202,211 stock options outstanding with exercise prices ranging from $3.42 to $18.00 and various expiry dates extending to August 12, 2015. At November 11, 2010, on an if-converted basis, these stock options would result in the issuance of 2,202,211 common shares at an aggregate exercise price of $22,284,385.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.